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August 24, 2006	Alan G. Harvey Tel: +1 214 978 3047
alan.g.harvey@bakernet.com
Securities and Exchange Commission
Office of Mergers and Acquisitions	Via EDGAR
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Michael Pressman

RE:	Gold Kist Inc.
PREN 14A filed August 18, 2006
Forms 425 filed August 21 and 22, 2006
by Pilgrim’s Pride Corporation and O.B. Goolsby, Jr.
File No. 0-50925

Ladies and Gentlemen:

This letter is sent in response to your letter dated August 23, 2006 regarding the above-referenced filings by Pilgrim’s Pride Corporation and O.B. Goolsby, Jr. Each of your comments has been numerically keyed to our responses set forth below.

1.	Comment. Your document tagged as PREN14A filed on March 21, 2005, appears to be incorrectly tagged on EDGAR. We believe the filing should have appeared under the tag DFAN14A. In future filings, please confirm that Pilgrim’s Pride will use the correct EDGAR header tags for any of its Rule 14A-12 material.

Response. This confirms that Pilgrim’s Pride intends to use the correct EDGAR header tags for any of its Rule 14A-12 material. If there are doubts regarding the appropriate header, we will contact you to discuss same.

2.	Comment. Communications made in reliance on Rule 14a-12 must be accompanied by a description of the participant’s “direct or indirect interests”. Please either separately file the participant information under cover of Schedule 14A immediately or confirm to us that the next preliminary communication will be accompanied by such participant information. Refer to Rule 14a-12(a)(1)(i).

Response. In accordance with our discussions, information regarding certain persons who may be considered “participants in a solicitation” was filed today pursuant to Rule 425.

Each filing person acknowledges that (i) the filing person is responsible for the adequacy and accuracy of the disclosures in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

respect to the filing; and (iii) the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to have discussed these issues with you.

Please contact me at (214) 978-3047 or Gerry McGrath at (214) 978-3028 if you would like to discuss any of these issues further.

Sincerely,

/s/ Alan Harvey

Alan G. Harvey

Securities and Exchange Commission August 24, 2006	Page 2